LPBP Management's Discussion and Analysis

March 25, 2009

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the three months ended January 31, 2009 and its financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements and notes as at and for the year ended October 31, 2008.

Our MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Overview
Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with MDS Inc. (MDS) which resulted in a reorganization of the Company's business (the Blood Products Business) and MDS's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than MDS, hold 0.44% of the equity ownership and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity ownership and 47.5% of the voting shares of the Company.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the MDS Sale). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February, 2007 to be held by MDS in trust for the benefit of the Company.  The Company is entitled to the funds held by MDS, as it may require funding for its day to day operations including the payment of income taxes. An amount of $107 million including total interest earned and after the payment of certain income taxes and corporate expenses continues to be held by MDS in trust for the Company as at January 31, 2009.

Effective January 1, 2008, the Company receives interest and investment returns based on the Bank of Canada bank rate less 0.3%. The company earned interest income of $0.42 million and $1.66 million for the three months ended January 31, 2009 and 2008, respectively.  The Company is subject to interest rate risk with respect to assets held in trust for the Company by MDS.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

Management information circular containing further particulars of the MDS Sale and the Partnership Sale are available at www.sedar.com.  A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

Operating Results
The results for the Company have been limited to interest income earned on the funds being held by MDS in trust for the Company less general corporate expenses.  The Company earned interest income of $0.42 million and $1.66 million for the three months ended January 31, 2009 and 2008, respectively.  The amount of the interest earned during the first quarter is lower compared to the prior year’s quarter due to the drop in the interest rates.

Liquidity and Capital Resources
The Company's liquidity and working capital was historically dependent on distributions from Labs LP and when the cash was paid out in dividends to shareholders, with any operating expenses being funded through the distributions received from Labs LP.  After the sale and subsequent dissolution of the Labs LP, the Company believes it has sufficient cash on hand remaining after the distributions to its shareholders to continue covering its income taxes and general corporate expenses for the foreseeable future.

As at January 31, 2009, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at January 31, 2009.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at January 31, 2009.

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.